UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-25873
CUSIP NUMBER
NOTIFICATION OF LATE FILING	[037622 10 7]

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-QSB	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Apollo Resources International, Inc.
Full Name of Registrant

Former Name if Applicable

3001 Knox Street, Suite 403.
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75205
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10Q or Form 10-QSB or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10Q and Form 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to circumstances surrounding the audits of the registrants other publicly traded subsidiaries the Company must file this extension to allow adequate time to complete the necessary auditors review of those subsidiaries. The registrant intends to file its 10-QSB within the prescribed period allowed by the rules relating to Form 12b-25.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Dennis McLaughlin	214	389-9800
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant is in the process of completing an extensive review of its financial statements per comments from the commission related to the registrants filing of its registration statement under Form SB-2. Per this review the registrant has adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations”. The registrant has restated its September 30, 2005 financial statements to reflect the inclusion of asset retirement obligations of approximately $1.1 million. The registrant incurred an additional net loss of $19,093 and $57,279 related to depreciation expense on the asset for the three and nine months ended September 30, 2005. The registrant incurred an additional net loss of $10,083 and $30,249 on accretion of discount related to the liability for the three and nine months ended September 30, 2005.

The registrant has also amended its September 30, 2005 financial statements to reflect the acquisition of BC&D Oil and Gas Corporation (“BC&D”) in October of 2004, and the acquisition of OGC Pipeline, LLC (“OGC”) in February of 2005, using the carryover basis of accounting using the guidance in Statement of Financial Accounting Standards No. 141. As such, the property plant and equipment originally recorded has been amended to reflect a reduction of assets of approximately $6.3 million related to the BC&D assets and approximately $5.8 million related to the OGC assets with a corresponding reduction to additional paid in capital.

The registrant has also made an amendment to its September 30, 2005 financial statements related to certain offering costs associated with its offering of common stock to foreign investors under Regulation S. These offering costs relate to brokerage fees associated with each individual sale which were recorded as selling, general and administrative expenses. Per the guidance of Generally Accepted Accounting Principals the registrant has reclassified approximately $0.8 million and $2.7 million from selling, general and administrative expense to additional paid in capital for the three and nine months ended September 30, 2005.

The registrant has also amended its September 30, 2005 financial statements to reclassify expenses related to the sale of the registrant’s common stock through its private placement memorandum. Originally the registrant had recorded an expense for the difference between the market price per share on the date of the sale and the discounted price at which the stock was sold.  The majority of the registrant’s common stock was sold at a discount to market value based on the terms of the registrant’s private placement memorandum. The registrant took into consideration the accounting treatment of other companies with like transactions and has determined that the discounted price was representative of market price when taking into consideration the restrictive nature of the common stock being sold. Therefore the registrant has reclassified approximately $0.7 million and $2.2 million from selling, general and administrative expense to additional paid in capital for the three and nine months ended September 30, 2005.

The registrant has also amended its September 30, 2005 financial statements to reflect the reclassification of derivatives from equity to liability in the amount of $1.5 million. To record this derivative at market value the registrant has recorded a gain of $627,907.

Apollo Resources International, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2006.	By:	/s/Dennis McLaughlin
Dennis McLaughlin
Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).